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                                  F O R M    3

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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

Dion,                                John                                   J.
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(Last)                              (First)                             (Middle)

                               Vialog Corporation
                    35 New England Business Center, Suite 160
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                                    (Street)

Andover                                MA                                01810
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(City)                               (State)                               (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

                                February 4, 1999
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker of Trading Symbol

                             Vialog Corporation VLOG
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5. Relationship of Reporting Person to Issuer (check all applicable)

[   ] Director*
[   ] 10% Owner
[ x ] Officer (give title below)
[   ] Other (specify below)

______________________________

                            Vice President - Finance
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6. If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group filing (Check Appropriate Line)

[x] Form filed by One Reporting Person
[ ] Form filed by More Than One Reporting Person
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

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                                       TABLE I -- NON-DERIVATIVE SECURITIES BENFICIALLY OWNED
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1. Title of Security (Instr. 4)                        2. Amount of Securities      3. Ownership From:      4. Nature of Indirect
                                                          Beneficially Owned           Direct (D) or           Beneficial
                                                          (Instr. 4)                   Indirect (I)            Ownership
                                                                                       (Instr 5.)              (Instr. 5)
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
Common Stock                                                 20,000                          D
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

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             TABLE II -- DERIVATIVE SECURITIES BENFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security   2. Date             3. Title and                 4. Conversion  5. Ownership     6. Nature of
   (Instr. 4)                        Exercisable         Amount of                    Or Exercise    Form of          Indirect
                                     and                 Securities                   Price of       Derivative       Beneficial
                                     Expiration          Underlying                   Derivative     Security:        Ownership
                                     Date (Month/        Derivative                   Security       Direct           (Instr. 5)
                                     Day/Year)           Security                                    (D) or
                                                         (Instr. 4)                                  Indirect (I)
                                                                                                     (Instr. 5)
                                  -----------------   -----------------             ------------- ---------------   ------------
                                  Date      Expira-                      Amount or
                                  Exer-     tion                         Number
                                  cisable   Date      Title              of Shares
                                  -------   -------   -----              ---------

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Stock Option                      (1)      11/04/06    Common Stock        60,000       $2.00             D
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Stock Option                      (2)      10/14/07    Common Stock        25,000       $2.00             D
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Stock Option                      (3)      01/05/08    Common Stock        15,000       $5.75             D
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Stock Option                      (4)      10/29/08    Common Stock        15,000          (5)            D
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
Explanation of Responses:

(1) As of the reporting date, this option is exercisable as to 45,000 shares. This option vests as to 5,000 shares on the last day of each calendar quarter until fully vested. Vesting accelerates in full 10 days after a change in control.

(2) As of the reporting date, this option is exercisable as to 10,426 shares. This option vests as to an additional 2,082 shares on the last day of each calendar quarter until fully vested.

(3) As of the reporting date, this option is exercisable as to 5,000 shares. This option vests as to an additional 1,250 shares on the last day of each calendar quarter until fully vested. Vesting of this option accelerates upon the occurrence of certain specified corporate events.

(4) As of the reporting date, this option is exercisable as to 1,250 shares. This option vests as to an additional 1,250 shares on the last day of each calendar quarter until fully vested. Vesting of this option accelerates upon the occurrence of certain specified corporate events.

(5)  The price per share of this option is the lower of $10.00 of the IPO price.




                         /s/John J. Dion                        2/4/99
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                         Signature of Reporting Person           Date